RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2007
and
December 31, 2006

RUBICON MINERALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Rubicon Minerals Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report which has been approved by the board of directors. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.
Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in
Internal Control - Integrated Framework. Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

De Visser Gray LLP, an independent registered public accounting firm of Chartered Accountants, appointed by the shareholders, have audited our financial statements in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and have expressed their opinion in the auditors’ report.

“David Adamson”	“Robert Lewis”
David Adamson	Robert Lewis
President	Chief Financial Officer

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets of Rubicon Minerals Corporation (“the Company”) as at December 31, 2007 and 2006, and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether the effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 31, 2008

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	As at December 31
	2007	2006
Assets
Current assets
Cash and cash equivalents	$14,791,309	$7,233,680
Temporary investments (note 6)	15,082,513	4,019,398
Amounts receivable	1,708,000	1,218,865
Prepaid expenses	43,498	28,748
	31,625,320	12,500,691

Investment in companies spun-off (note 3)	439,629	2,147,933
Equipment (note 7)	157,786	89,450
Other investments (note 8)	2,637,877	1,435,227
Mineral property costs (note 9) (schedule)	66,157,058	15,712,278
	$101,017,670	$31,885,579

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$811,130	$824,066
Corporate income tax payable (note 12)	74,000	152,000
	885,130	976,066

Future Income Taxes (note 12)	14,774,288	-
Shareholders’ equity
Share capital (note 10(a))	103,572,229	47,991,901
Contributed surplus (note 10(b))	3,082,261	2,547,075
Deficit	(21,845,844)	(19,629,463)
Accumulated other comprehensive income (note 11)	549,606	-
	85,358,252	30,909,513
	$101,017,670	$31,885,579
See accompanying notes to the consolidated financial statements

Commitments (Note 14)
Subsequent events (Note 17)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31
	2007	2006	2005

Expenses
Amortization	$52,304	$21,442	$17,412
Consulting	85,569	95,346	138,847
General mineral exploration	189,027	236,278	283,391
Investor relations	397,115	592,141	496,172
Office	270,288	221,251	218,868
Professional fees	353,126	281,364	304,741
Rent	54,586	81,207	84,418
Salaries	1,032,130	784,731	629,701
Stock-based compensation (notes 4 and 10(b))	576,605	220,964	683,671
IPO costs of subsidiary	-	-	2,913
Re-organization costs (note 3)	64,691	925,439	129,210
Transfer agent and regulatory filing fees	130,141	103,383	112,797
Travel and accommodation	122,457	41,000	28,804
Write-off of deferred property costs	224,696	258,823	1,715,674

Loss before other items:	(3,552,735)	(3,863,369)	(4,846,619)
Interest and miscellaneous income	941,330	355,300	82,232
Option and administration fees in excess of property costs	317,801	448,998	119,606
Gain on sales of investments	7,822	128,880	76,765
Other gains and losses	128,779	142,223	101,251
Loss on disposal of equipment	-	(3,226)	-
Loss on equity investments	(75,938)	(1,338,877)	(288,323)
Current income tax expense	(7,000)	(152,000)	-
Future income tax recovery (note 12)	23,560	477,400	1,043,943
Allocation of subsidiary’s loss to minority interest	-	16,751	66,861

Net loss for the year	(2,216,381)	(3,787,920)	(3,644,284)
Deficit, beginning of year	(19,629,463)	(15,841,543)	(12,197,259)
Deficit, end of year	$(21,845,844)	$(19,629,463)	$(15,841,543)

Basic and diluted loss per common share	$(0.02)	$(0.05)	$(0.06)
Weighted average number of common shares outstanding	118,158,856	73,500,891	60,223,727
See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

	For the years ended December 31
	2007	2006	2005

Net Loss for the year	$(2,216,381)	$(3,787,920)	$(3,644,284)

Other comprehensive income
Fair value adjustment to financial instruments:
Temporary investments	(19,852)	-	-
Investments in public company shares	784,505	-	-
Change in fair value of investment in spun-off companies	(423,600)	-	-
Other comprehensive income in the year	341,053	-	-
Comprehensive loss for the year	(1,875,328)	(3,787,920)	(3,644,284)

Adjustment to accumulated other comprehensive income on adoption of new standard (note 5)	208,553	-	-
Accumulated comprehensive loss, beginning of the year	(19,629,463)	(15,841,543)	(12,197,259)
Accumulated comprehensive loss, end of the year*	$(21,296,238)	$(19,629,463)	$(15,841,543)
* Comprised of operating deficit and accumulated other comprehensive income

See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31
	2007	2006	2005
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(2,216,381)	$(3,787,920)	$(3,644,284)
Adjustment for items which do not involve cash:
Amortization	52,304	21,442	17,412
Stock-based compensation	576,605	220,964	683,671
Write-off of deferred property costs	224,696	258,823	1,715,674
Gain on sale of investments	(176,201)	(271,103)	(76,765)
Loss on disposal of equipment	-	3,226	-
Loss on equity investments	75,938	1,338,877	288,323
Interest and miscellaneous income	135,318	35,318	-
Future income tax recovery	(23,560)	(477,400)	(1,043,943)
Allocation of subsidiary’s loss to minority interest	-	(16,751)	(66,861)
	(1,351,281)	(2,674,524)	(2,126,773)
Changes in non-cash working capital components:
Prepaid expenses	(14,750)	(9,665)	40,829
Amounts receivable	(157,694)	(293,247)	(663,479)
Accounts payable and accrued liabilities	66,749	(499,095)	(525,011)
Corporate tax payable	(78,000)	152,000	-
	(1,534,976)	(3,324,531)	(3,274,434)
Investing Activities*
Temporary investments	(11,218,285)	(4,019,398)	-
Deferred property costs	(11,415,083)	(3,661,518)	(6,354,538)
Purchase of equipment	(120,640)	(82,592)	(12,036)
Proceeds on disposal of equipment	-	3,750	-
Purchase of investments	(24,190)	(870,845)	(4,151,793)
Proceeds on sales of investments	1,659,211	755,758	804,233
	(21,118,987)	(7,874,845)	(9,714,134)
Financing Activities*
Common shares issued for cash	27,737,051	13,904,766	8,200,368
Share issue costs	(534,122)	(876,764)	(902,328)
Recovery of property costs incurred	2,844,874	2,430,434	1,495,182
Management and administration fees received	163,789	164,117	64,001
	30,211,592	15,622,553	8,857,223

Net cash provided (used) during the year	7,557,629	4,423,177	(4,131,345)
Cash and cash equivalents, beginning of year	7,233,680	2,810,503	6,941,848
Cash and cash equivalents, end of year	$14,791,309	$7,233,680	$2,810,503

*Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 15.
See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off, Recovery or Sold 2006 (note 3)	Balance December 31 2006	Gross Expenditures 2007	Write-off or Recovery 2007	Balance December 31 2007
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$3,392,440	$259,100	$-	$3,651,540	$75,000	$-	$3,726,540
Exploration costs
Geological and geochemical	1,410,683	233,666	-	1,644,349	187,437	-	1,831,786
Drilling	5,675,629	327,957	-	6,003,586	2,514,748	-	8,518,334
Geophysical	101,147	-	-	101,147	-	-	101,147
Travel and accommodation	183,041	10,547	-	193,588	14,917	-	208,505
Other	32,056	-	-	32,056	60,846	-	92,902
	10,794,996	831,270	-	11,626,266	2,852,948	-	14,479,214

Other Red Lake Properties
Acquisition and option payments	473,677	60,684	-	534,361	66,000	(121,750)	478,611
Exploration costs
Geological and geochemical	954,813	245,477	(15,974)	1,184,316	235,667	(138,097)	1,281,886
Drilling	623,119	1,019,495	(975,803)	666,811	1,857,096	(1,807,559)	716,348
Geophysical	280,310	-	-	280,310	-	(10,506)	269,804
Travel and accommodation	79,663	31,657	(19,801)	91,519	17,650	(8,003)	101,166
Other	35,474	5,421	-	40,895	13,962	(2,153)	52,704
Administration fees (earned)	(459,694)	-	(66,116)	(525,810)	-	(116,410)	(642,220)
	1,987,362	1,362,734	(1,077,694)	2,272,402	2,190,375	(2,204,478)	2,258,299

McCuaig JV Project
Acquisition and option payments	109,940	9,950	-	119,890	6,000	-	125,890
Exploration costs
Geological and geochemical	449,370	1,672	-	451,042	85,394	(5,115)	531,321
Drilling	1,144,229	2,003	-	1,146,232	1,873,932	(746,104)	2,274,060
Geophysical	27,425	-	-	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192	6,028	(2,411)	35,809
Other	2,000	-	-	2,000	-	-	2,000
Administration fees (earned)	(27,635)	-	-	(27,635)	-	(47,379)	(75,014)
	1,737,521	13,625	-	1,751,146	1,971,354	(801,009)	2,921,491

English Royalty Division
Acquisition and option payments	75,000	109,057	(184,057)	-	481,142	(481,142)	-
Exploration costs
Geological and geochemical	358,748	-	(305,510)	53,238	3,370	(56,608)	-
Travel and accommodation	9,119	-	-	9,119	-	(9,119)	-
Other	107	-	-	107	14,293	(14,400)	-
	442,974	109,057	(489,567)	62,464	498,805	(561,269)	-

See accompanying notes to the consolidated financial statements.
RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off, Recovery or Sold 2006 (note 3)	Balance December 31 2006	Gross Expenditures 2007	Write-off or Recovery 2007	Balance December 31 2007
NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	$244,242	$-	$(244,242)	$-	$-	$-	$-
Exploration costs				-	-	-	-
Geological and geochemical	488,475	21,888	(510,363)	-	-	-	-
Drilling	124,058	-	(124,058)	-	-	-	-
Geophysical	482	-	(482)	-	-	-	-
Travel and accommodation	10,762	29	(10,791)	-	-	-	-
Other	3,580	-	(3,580)	-	-	-	-
	871,599	21,917	(893,516)	-	-	-	-

Golden Promise Trend Properties
Acquisition and option payments	203,338	(81,293)	(122,045)	-	-	-	-
Exploration costs
Geological and geochemical	404,776	77,529	(482,305)	-	-	-	-
Drilling	178,459	943,471	(1,121,930)	-	-	-	-
Geophysical	55,329	-	(55,329)	-	-	-	-
Travel and accommodation	10,749	4,515	(15,264)	-	-	-	-
Other	-	-	-	-	-	-	-
Administration fees (earned)	(190,701)	-	190,701	-	-	-	-
	661,950	944,222	(1,606,172)	-	-	-	-

Avalon Trend Properties
Acquisition and option payments	68,938	6,375	(75,313)	-	-	-	-
Exploration costs
Geological and geochemical	195,805	2,568	(198,373)	-	-	-	-
Drilling	-	-	-	-	-	-	-
Travel and accommodation	4,055	-	(4,055)	-	-	-	-
Other	-	-	-	-	-	-	-
Administration fees (earned)	(16,451)	-	16,451	-	-	-	-
	252,347	8,943	(261,290)	-	-	-	-

Glenwood-Botwood Trend Properties
Acquisition and option payments	675,532	195,577	(871,109)	-	-	-	-
Exploration costs
Geological and geochemical	1,540,751	317,814	(1,858,565)	-	-	-	-
Drilling	666,098	418,228	(1,084,326)	-	-	-	-
Geophysical	259,029	32,248	(291,277)	-	-	-	-
Travel and accommodation	15,241	2,515	(17,756)	-	-	-	-
Administration fees (earned)	(67,724)	-	67,724	-	-	-	-
	3,088,927	966,382	(4,055,309)	-	-	-	-

See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off, Recovery or Sold 2006 (note3)	Balance December 31 2006	Gross Expenditures 2007	Write-off or Recovery 2007	Balance December 31 2007
NEWFOUNDLAND GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$107,540	$-	$(107,540)	$-	$-	$-	$-
Exploration costs
Geological and geochemical	330,458	21,368	(351,826)	-	-	-	-
Drilling	2,150	-	(2,150)	-	-	-	-
Geophysical	-	92,844	(92,844)	-	-	-	-
Travel and accommodation	1,874	-	(1,874)	-	-	-	-
	442,022	114,212	(556,234)	-	-	-	-

Base Metal Properties
Acquisition and option payments	49,989	93,249	(143,238)	-	-	-	-
Exploration costs
Geological and geochemical	369,731	217,316	(587,047)	-	-	-	-
Drilling	484,898	61,628	(546,526)	-	-	-	-
Geophysical	82,637	-	(82,637)	-	-	-	-
Travel and accommodation	21,987	169	(22,156)	-	-	-	-
Other	225	1,035	(1,260)	-	-	-	-
	1,009,467	373,397	(1,382,864)	-	-	-	-

UNITED STATES OF AMERICA
ALASKA
Alaska Properties (McEwen Acquisition)
Acquisition and option payments	-	-	-	-	37,200,284	-	37,200,284
Exploration costs
Geological and geochemical	-	-	-	-	777,287	-	777,287
Drilling	-	-	-	-	1,800,184	-	1,800,184
Travel and accommodation	-	-	-	-	8,320	-	8,320
Other	-	-	-	-	423,960	-	423,960
	-	-	-	-	40,210,035	-	40,210,035

Palmer Property
Acquisition and option payments	209,415	-	(209,415)	-	-	-	-
Exploration costs
Geological and geochemical	374,841	-	(374,841)	-	-	-	-
Drilling	682,215	-	(682,215)	-	-	-	-
Travel and accommodation	18,003	-	(18,003)	-	-	-	-
Other	18,013	-	(18,013)	-	-	-	-
Administration fees (earned)	(76,483)	-	76,483	-	-	-	-
	1,226,004	-	(1,226,004)	-	-	-	-

See accompanying notes to the consolidated financial statements.

	Balance December 31 2005	Gross Expenditures 2006	Write-off, Recovery or Sold 2006 (note 3)	Balance December 31 2006	Gross Expenditures 2007	Write-off or Recovery 2007	Balance December 31 2007
UNITED STATES OF AMERICA (continued)
NEVADA
Nevada Properties (McEwen Acquisition)
Acquisition and option payments	$ -	$ -	$ -	$ -	$6,176,343	$ -	$6,176,343
Exploration costs
Geological and geochemical	-	-	-	-	79,449	-	79,449
Geophysics	-	-	-	-	31,809	-	31,809
Other	-	-	-	-	418	-	418
	-	-	-	-	6,288,019	-	6,288,019

Toquima Properties
Acquisition and option payments	291,643	-	(291,643)	-	-	-	-
Exploration costs
Geological and geochemical	154,832	-	(154,832)	-	-	-	-
	446,475	-	(446,475)	-	-	-	-

Mineral Property Costs	$ 22,961,644	$ 4,745,759	$(11,995,125)	$15,712,278	$54,011,536	$(3,566,756)	$66,157,058

Property Costs Written-off
The composition of the write-off figures by property classification is as follows:

	2005	2006	2007
Other Red Lake Properties	$ -	$ -	$ 224,696
Avalon Trend Properties	195,554	259,210	-
Golden Promise Trend Properties	6,186	6	-
Other Newfoundland Properties	38	(393)	-
Other Properties	1,513,896	-	-
Total costs written-off	1,715,674	258,823	224,696
Costs recovered through Toquima plan of arrangement	-	1,672,479	-
Costs transferred to Paragon Minerals pursuant to the Plan of Arrangement	-	6,979,705	-
Aggregate cost recoveries and administration fees received	1,791,809	3,084,118	3,342,060
Gross write-offs and recoveries	$ 3,507,483	$ 11,995,125	$ 3,566,756

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada.   At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2. MCEWEN PROPERTY ACQUISITION AND FINANCING

On May 18th, 2007 the Company closed the McEwen acquisition and financing with Robert McEwen (“McEwen”), Evanachan Limited, Lexam Explorations Inc. and McEwen Capital Corp. (companies controlled by McEwen) pursuant to which the Company acquired two property groups totaling approximately 535,000 acres in Alaska and from Lexam Explorations Inc., a 225,000 acre property in the northeastern part of Nevada, extending into Utah. The purchase price totaled $28 million consisting of 40 million common shares of the Company at a deemed price of $0.70 per share. In addition, McEwen made a private placement in the Company for $10 million and arranged a further $5 million private placement by other persons for total proceeds of $15 million. The placements totaled 21.4 million units consisting of one common share and one half of one share purchase warrant, exercisable for two years at $1.50 per whole warrant. McEwen and the associated companies, will have a right of first refusal on all future equity or debt financings as long as, together, they control greater than 10% of the issued and outstanding capital of the Company.  Refer also to notes 9 and 10.

3. RE-ORGANIZATION

On December 8, 2006, the Company completed a corporate restructuring by way of a Plan of Arrangement (“POA”), which had the result of dividing its existing assets into three separate public companies. Following the corporate restructuring, the Company continues to hold its Ontario properties in the Red Lake area while its Newfoundland properties were distributed into a new public company called Paragon Minerals Corporation (“Paragon”) which trades on the TSX Venture Exchange.  Each Rubicon shareholder received one Paragon common share for every six Rubicon common shares held on December 19th, 2006.  The Company transferred its approximately 39.6% shareholdings in Africo Resources Ltd. into a new TSX-listed company, which adopted the name Africo Resources Ltd. (“New Africo”).  New Africo controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  Under the POA, all other holders of Africo shares exchanged their shares for New Africo common shares on a 1:1 basis, while each Rubicon shareholder received 0.0925 of a New Africo common share for each Rubicon common share held on December 19th, 2006.  Pursuant to the POA, the rights of pre-existing Rubicon option and warrant holders were maintained through agreements with the new companies to settle with their own shares their pro-rata portions of these instruments at a pro-rata share of the original exercise price. In the case of New Africo, any exercise proceeds are to be returned to Rubicon and Rubicon also has the right to exercise any of the warrants or options which expire, for a period of 30 days after the expiry date.  As New Africo must remit all such proceeds to Rubicon, the exercise price to Rubicon is effectively nil in respect to these warrants and options.

As no substantive ownership change occurred on transferring the assets, the transfers were recorded at their carrying values in the accounts of the Company, with the warrant and option rights and related compensation incurred pursuant to the terms of the POA recorded at current fair values, summarized as follows:

	$
Newfoundland Properties transferred to Paragon		(6,979,704)
Office equipment transferred to Paragon		(15,952)
Adjusted cost of Africo Resources (BC) Ltd. shares transferred to New Africo		(5,807,438)
Net residual fair value of options/warrants transferred		2,205,667

Net reduction to share capital on POA		(10,597,427)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

3.	RE-ORGANIZATION (continued)

The adjustment of rights of warrant and option holders created certain rights and obligations in Rubicon which were initially valued at fair values at the POA date, and then adjusted to fair value at December 31, 2006, as follows:

	$
Share receivable from Africo at fair value, net of option/warrant liabilities		2,047,097
Fair value of Paragon options/warrants net of option/warrant liabilities		100,836
Net investment of Rubicon at December 31, 2006		2,147,933
Africo and Paragon shares and related cash proceeds realized in 2007		(1,284,704)
Adjustment to fair value of net investment at December 31, 2007		(423,600)
Net investment of Rubicon at December 31, 2007		439,629

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 16, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”) and requirements promulgated by the Securities and Exchange Commission.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc., Rubicon Nevada Corp. and, to July 13, 2006, its 64% owned subsidiary, Toquima Minerals Corporation (“Toquima”). The investment in Constantine Metal Resources Ltd. was accounted for on the equity basis until July 2007 when it ceased to qualify as an equity accounted investment. Upon completion of the Plan of Arrangement, in December of 2006, Africo Resources Ltd. ceased to be an investment of the Company.

All inter-company balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

Investments

The Company’s investments in shares receivable of Africo and other public company shares have been categorized as available for sale financial instruments and as such are carried at fair value. These investments are considered non-current assets as the Company intends to hold them for a period of greater than one year.  Adjustments to fair value are recorded in other comprehensive income unless there is a loss in value that is other than temporary, in which case the adjustment to fair value is included in income and not reversed on future fair value changes.

The Company’s investments in Paragon options/warrants, as well as vested option and warrant liabilities have been categorized as held-for-trading and as such are recorded at fair value with changes being recorded in income.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment, 50% for software and straight line over the remaining period of the lease plus one renewal period for leasehold improvements.

Mineral Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time theses deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties.  Administrative costs are expensed as incurred.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2007, the Company does not have any significant asset retirement obligations.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date.  Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures.  The Company accounts for its interests in joint ventures using the proportionate consolidation method.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of cash, short term investments amounts receivable, accounts payable and accrued liabilities and the assets and liabilities associated with options and warrants that are based on shares of companies other than Rubicon.  Short term investments and option/warrant assets and liabilities are adjusted to fair value at period ends.  All other financial instruments have fair values which approximate their carrying amounts due to the short-term nature of these instruments.

4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance.  Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian

Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

All stock and stock option based awards made to employees and consultants are recognized in these consolidated financial statements and measured using a fair value based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options or warrants were earned, is transferred to share capital.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance against all such potential tax assets.

Flow-through Shares

The Company follows theguidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year.  Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

5.       CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective January 1, 2007, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Commencing with this period, statements of other comprehensive income are included with the financial statements. The statement of other comprehensive income lists unrealized gains and losses for classifications of financial instruments, that do not require such gains and losses to be included in net income.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

5.       CHANGES IN ACCOUNTING POLICIES (continued)

Financial Instruments

Effective January 1, 2007, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. The company’s financial instruments and classifications are noted below.

Cash equivalents, temporary investments and shares receivable of companies other than Rubicon have been classified as available-for-sale. Commencing January 1, 2007, investments in public companies have been classified as available for sale and as such were revalued to market on January 1, 2007. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately revalued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders’ equity.

The Company’s investments in Paragon options/warrants, as well as vested option and warrant liabilities have been categorized as held-for-trading and as such are recorded at fair value with changes being recorded in income.

As a result of these changes, on January 1, 2007, the Company recorded an increase in investments in public companies and accumulated other comprehensive income of $208,553.

The new standard does not apply to equity accounted investments and as such the Company’s investment in Constantine Metal Resources Ltd. was excluded from the above adjustment. This investment had a carrying value of $478,049 at January 1, 2007 and a fair value of $782,494. On July 10, 2007, the investment in Constantine ceased to qualify as an equity investment and its carrying value was adjusted to its fair value amount of $1,578,395.

New Canadian Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

(a)          CICA Handbook Section 1535 - Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

(b)          Financial Instruments - Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments - Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(c)          International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

5.       CHANGES IN ACCOUNTING POLICIES (continued)

January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

6.       TEMPORARY INVESTMENTS

Temporary investments consist of banker’s acceptances maturing between January 7 and April 17, 2008 with an aggregate carrying value and market value of $15,082,513 at December 31, 2007 and effective interest rates between 4.32% and 4.42%

7.       EQUIPMENT

			December 31 2007			December 31 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Furniture and fixtures	$76,771	$49,266	$27,505	$75,553	$42,542	$33,011
Computer equipment	129,877	68,035	61,842	85,055	51,136	33,919
Leasehold Improvements	12,291	1,844	10,447	-	-	-
Software	96,944	38,952	57,992	34,635	12,115	22,520

	$315,883	$158,097	$157,786	$195,243	$105,793	$89,450

8.       OTHER INVESTMENTS

The Company owned common shares in public and private companies as follows:

	2007				2006
	Aggregate Carrying Value		Market Value		Aggregate Carrying Value		Market Value
		$		$		$	$
Carlin Gold Corp	434,719		434,719		695,550			891,174
Constantine Metal Resources (a)	1,704,667		1,704,667		478,049			782,494
Other public companies (b)	498,491		498,491		261,628			274,557
	2,637,877		2,637,877		1,435,227			1,948,225

(a)
Constantine Metal Resources Ltd. ceased to be an equity method investment on July 10, 2007 and was categorized as an available for sale financial instrument at that date, with carrying value adjusted to market value. See note 5.

(b)
Comprised of common shares of different public companies, largely received pursuant to the terms of mineral property option agreements. All public company market values were based on quoted prices in an active market.

9.       MINERAL PROPERTY INTERESTS

The following is a summary of the Company’s principal property interests, segregated by geographical location.  It is not a comprehensive listing of all past or present property interests.

CANADA
ONTARIO
RED LAKE MINING DIVISION

Phoenix Gold Project

Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

9.       MINERAL PROPERTY INTERESTS (continued)

Water Claims Agreement (“Water Claims”)

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licences of occupation and one mineral lease).  These claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement (“Land Claims”)

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented claims). These claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum Cdn$1,500,000 in advance royalty payments described above.

Other Red Lake Properties

Manitou Property

During the year, the Company returned the Manitou property to the vendor and wrote off costs of $231,831 incurred to that time.

Option Agreement with Solitaire Minerals Corporation (“Solitaire”)

During 2006, the Company has optioned a 55% interest in 45 unpatented mining claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski lake areas known as the Red Lake North Project to Solitaire.  Under the terms of the letter agreement dated April 18, 2006 (effective date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make an initial cash payment of $5,000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The claims are subject to a sliding scale NSR ranging from 1.75% to 2.5% depending on the price of gold.

Option Agreement with Goldcorp Inc.

During 2003, the Company granted an option to Goldcorp Inc. (“Goldcorp”) to earn up to a 70% interest in the Sidace Lake, Red Lake North and Adams Lake Properties. Goldcorp did not fulfill the expenditures requirement for 2005 and so the option terminated at December 31, 2005.

The Sidace Lake and Red Lake North Properties are comprised of 45 unpatented claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas.  The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property is comprised of 34 unpatented claims (224 units) in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (continued)

DMC Properties

Meunier Property

The Company holds a 100% interest in 118 unpatented claims (222 units). The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), a 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and a 1% NSR royalty on 27 claims.  Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company holds a 100% interest in 16 unpatented claims (90 units) in Dome and McDonough townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property

The Company holds a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman townships.  The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Terminated Option Agreement with Agnico-Eagle Mines Ltd.

During 2005, the Company signed a letter agreement with Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) whereby Agnico-Eagle had the right to earn a 51% interest in the DMC properties totaling 130 clams.  Subsequent to the year end, Agnico terminated its option with the Company.

Slate Bay Property

The Company holds a 100% interest in 28 unpatented claims (146 units) located in Todd township. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Terminated Option Agreement with Kings’ Bay Gold Corp. (“Kings Bay”)

During 2005, the Company optioned the property to King’s Bay whereby King’s Bay could earn a 51% interest in the property.  During 2006, Kings Bay terminated the option.

Humlin Property

The Company holds a 100% interest in 9 unpatented mining claims (216 units) located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Option Agreement with Solitaire Minerals Corporation (“Solitaire”)

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire.  Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years (extended to 5 years), make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

Hammell Lake Property

The Company holds a 100% interest in the three unpatented mining claims. The property is included in the option agreement with Solitaire.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (continued)

East Bay Property

The Company has two option agreements to acquire a 100% interest in 83 unpatented mining claim units as follows:

Herbert Option

The Company holds a 100% interest in 23 unpatented claims claim (42 units) located in the Bateman and Blackbear townships.    The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.0 million.

Seargeant Property

The Company holds a 100% interest in 2 unpatented claims (2 units) located in the Blackbear township.  The property is subject to a 2% NSR royalty of which the Company may purchase 50% for $750,000.

McCuaig JV Property

The Company holds a 60% interest in 3 unpatented claims (10 units) in Dome Township.  The property is subject to a 1% NSR royalty. The Company may, with its joint venture partner, purchase 50% of the NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

Terminated Option Agreement with Redstar Resources Corporation (“Redstar”)

During 2002, the Company granted Redstar the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 221 claim units) at the western end of the Red Lake gold camp.  The optioned properties included Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties in which the Company has a 100% interest.  Redstar terminated its option with the Company during the year.

Pipestone North Property

The Company holds a 50% interest in the six unpatented mining claims.

Wolf Bay Property

The Company holds a 50% interest in 17 unpatented mining claims.

Pipestone South Property

The Company holds a 100% interest in 15 unpatented mining claims.

English Royalty Division (“ERD”)

The Company holds ownership or royalty interests in 63 properties (2006 – 49, 2005 – 33) designated as the English Royalty Division.  These properties included in the ERD are not explored by the Company but are held for the purpose of earning option and possible royalty income and deriving potential increases in value from successful exploration by optionees.  The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts.

During the year, the Company recorded cash and share receipts (before costs) of $885,500 (2006 – 377,321) from ERD options.  As the Company has now recovered all costs of acquisition and maintenance of these properties they are carried at $nil.

Newfoundland Properties

All of the Company’s Newfoundland properties were transferred to Paragon Minerals Corporation in 2006, as part of the December 2006 Plan of Arrangement (see note 3).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

9.	MINERAL PROPERTY INTERESTS (continued)

ALASKA, USA

Alaska Properties

Pursuant to the McEwen Agreement which closed on May 18, 2007, the Company acquired 100% of the outstanding shares of McEwen Capital Corp. (renamed Rubicon Alaska Holdings Inc. and hereinafter referred to as “RAH Inc.”). The results of RAH Inc.’s operations have been included in the consolidated financial statements since February 24, 2007, the date of the Letter of Intent and the date the Company commenced financing the operations of the acquisition.  The aggregate purchase price was $22 million consisting of 31,428,571 common shares of the Company at a deemed price of $0.70 per share.  The share value was determined based on the average of the closing price of the Company’s shares on the TSX on the 5 days prior to date of the Letter of Intent.  In addition, the Company incurred $426,387 in acquisition costs which were capitalized with the purchase.

The following table summarizes the assets acquired and liabilities assumed on the date of the acquisition:

Mineral properties	$ 37,155,461
Future income tax liability	(14,729,074)
Total cost	$ 22,426,387

Consisting of:
Common shares issued at $0.70	$ 22,000,000
Other acquisition costs	426,387
Total cost	$ 22,426,387

The sole assets of RAH Inc. consisted of two mineral claim groups in the Goodpaster Mining District of Alaska.  At the date of the acquisition, RAH Inc. had tax deductible mineral pools of only approximately $1.2 million resulting in a future tax liability of $14,729,074 inherent in the purchase, on a consolidated basis.

The two claim groups are further described as follows:

New Horizon Claims

Pursuant to the McEwen Agreement, the Company acquired a 100% interest in the New Horizon Claims covering approximately 330,000 acres in the Goodpaster Mining District of Alaska.  These claims had been previously acquired by RAH Inc. through staking.

Rimfire Option Properties

Pursuant to the McEwen Agreement, the Company acquired an option granted by Rimfire Minerals Corporation (“Rimfire”) to acquire up to a 70% interest, subject to underlying royalties, in certain mineral claims, covering approximately 182,200 acres, in the Goodpaster Mining District of Alaska.  Pursuant to the terms of this option agreement, the Company can earn a 60% interest in the property by expending US $4.8 million on the property over a five and half year period as follows (including expenditure made prior to the acquisition):

(a)  US $750,000 before November 27, 2007 (paid);
(b)                  an aggregate of US $1,500,000 on or before November 27, 2008;
(c)                  an aggregate of US $2,250,000 on or before November 27, 2009;
(d)                  an aggregate of US $3,000,000 on or before November 27, 2010;
(e)                  an aggregate of US $3,800,000 on or before November 27, 2011; and
(f)                  an aggregate of US $4,800,000 on or before November 27, 2012.

The Company may earn a further 10% interest by completing a feasibility study and at Rimfire’s election, may obtain an additional 5% interest by providing a project financing loan repayable from Rimfire’s cash flows from production.

Pursuant to the McEwen agreement, the Company became committed to spend $5 million on the Alaska properties before May 18, 2009 including sufficient funds to maintain the Rimfire option in good standing to May 18, 2008.

9.	MINERAL PROPERTY INTERESTS(Continued)

NEVADA-UTAH, USA

Nevada – Utah Properties

Pursuant to the McEwen Agreement, the Company acquired an approximately 225,000 acre land package, predominantly in Elko County, Nevada and extending into Box Elder County Utah for 8,571,429 common shares of the Company, valued at $0.70 per share for total consideration of $6 million.  In addition the Company incurred $106,182 of acquisition costs which were capitalized with the acquisition.  The majority of the land is 100% owned subject to certain royalty interests.

Pursuant to the McEwen agreement, the Company became committed to spend $500,000 on the Nevada-Utah properties before May 18, 2008.

Palmer Property, Alaska and Nevada Properties (Toquima Plan of Arrangement)

On July 13, 2006, Toquima completed a plan of arrangement re-organization with Carlin Gold Corporation, pursuant to which, ownership, of all the Company’s Nevada properties, was transferred to Carlin and ownership of the Palmer, Alaska property was transferred to Constantine Metal Resources.  See note 8 – Other Investments.

10.               SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	2007			2006			2005
	Number of Shares	$		Number of Shares	$		Number of Shares	$
Balance, beginning of year	76,810,525		47,991,901	66,179,524		45,610,692	55,006,031		39,184,721
Private placements (1),(2),(4)	21,428,564		24,165,197	7,640,560		10,431,265	10,232,000		6,420,989
Mineral properties	40,000,000		28,000,000	101,000		130,720	159,000		151,520
Stock options exercised (3)	1,547,374		1,476,765	760,628		1,114,599	300,000		338,087
Warrants exercised	3,152,792		1,451,905	2,128,813		1,779,452	482,493		559,318
Spin-off of companies (note 2)	-		-	-		(10,597,427)	-		-
Flow-through renunciation (4)	4,836,898		-	-		(477,400)	-		(1,043,943)
Agent Commissions (4)	393,262		700,006	-		-	-		-
Shares returned	(297,914)		(213,545)	-		-	-		-
Balance, end of year	147,871,501		103,572,229	76,810,525		47,991,901	66,179,524		45,610,692

(1)	Nil (2006 – Nil; 2005 -1,000,000) shares were issued under flow-through share purchase agreements.
(2)	Net of issue costs of $1,234,178 (2006 - $876,764; 2005 - $979,811)
(3)	Inclusive of the original $377,399 (2006 -$297,314, 2005 - $97,83) fair value of these options re-allocated from contributed surplus to share capital on exercise
(4)
On November 15, 2007, the Company closed bought deal flow-through private placement financing with Research Capital Corporation, issuing 4,651,200 flow-through common shares at a price of $2.15 per share for aggregate proceeds of $10,000,080. The underwriter received a commission amounting to 7% of the value of the financing payable in common shares of the Company at a value of $1.78 per share for a total of 393,262 common shares. In addition, another of 185,698 flow-through shares were issue to other investors pursuant to a further non-brokered private placement at a price of $2.15 per share, for further proceeds of $399,251. The non-brokered financing was not subject to a commission.  Earlier in 2007, the Company also completed a private placement financing with Robert McEwen and associated persons, as described in note 2.

.

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue up to 7,877,415 incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

10.            SHARE CAPITAL  (continued)

The following is a summary of the changes in the Company’s outstanding stock options for 2007, 2006 and 2005.

	2007		2006			2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$			$		$
Balance at beginning of year	3,798,748	0.73		4,815,000	1.10		3,486,625		1.11
Granted	1,260,000	1.09		40,000	1.70		2,310,000		1.10
Exercised	(1,547,374)	0.71		(760,628)	1.07		(300,000)		0.79
Expired/Cancelled	(183,124)	0.86		(295,624)	1.22		(681,625)		1.29
Outstanding at end of year (1)	3,328,250	0.87		3,798,748	0.73		4,815,000		1.10
Exercisable at end of year	2,600,750	0.77		3,232,606	0.72		3,349,288		1.10

(1)	At December 31, 2007, the weighted-average remaining contractual life of stock options outstanding is 2.91 years (20065 – 2.92; 2005 – 3.00).

The fair value of employee options, agent’s options and agent’s warrants included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate (%)	4.13%	4.27%	3.6%
Expected life (years)	5 years	5 years	4.6 years
Expected volatility (%)	64%	50%	40%
Expected dividend yield (%)	0%	0%	0%

The weighted average grant-date fair value of options granted during the year was $0.63.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

c)       Summary of stock options and warrants outstanding:

December 31, 2007
Type of Issue		Number Outstanding (1)	Weighted Average Price (Rubicon Portion)		Weighted Average Life
				$	Years
Stock Options		100,000	0.44		2.75
		150,000	0.48		2.78
		200,000	0.56		3.04
		855,000	0.74		4.00
		20,000	0.76		5.89
		1,307,000	0.77		2.12
		141,250	0.79		2.08
		210,000	0.96		1.16
		95,000	1.68		4.67
		150,000	1.90		4.50
		100,000	2.55		4.30
Total Stock Options	(1)	3,328,250	0.87		2.91

10.            SHARE CAPITAL  (continued)

Summary of stock options and warrants outstanding (continued)

Type of Issue		Number Outstanding (1)	Weighted Average Price (Rubicon Portion)	Weighted Average Life

Warrants and Agent Options
		10,714,271	1.50	1.38

Total Warrants and Agent Options	(1)	10,714,271	1.50	1.38

(1)	Subsequent to December 31, 2007, additional options were granted and options and warrants were exercised, cancelled or expired. See note 17.

d)       Summary of changes in contributed surplus:

	2007	2006	2005
Balance at beginning of year	$2,547,075	$2,623,780	$1,960,463
Stock-based compensation – Administration	576,606	220,964	683,671
Stock-based compensation – Mineral property costs	335,979	22,062	-
Share issuance costs	-	-	77,483
Fair value on options/warrants granted by Africo/Paragon	-	(22,417)	-
Fair value of stock options allocated to shares issued on exercise	(377,399)	(297,314)	(97,837)
Balance at end of year	$3,082,261	$2,547,075	$2,623,780

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

2007
Adjustments to January 1, 2007 opening balance:
Unrealized gains on investments in public company shares	$208,553
Accumulated other comprehensive income, January 1, 2007	208,553

Other comprehensive income for the year	341,053

Accumulated other comprehensive income, December 31, 2007	$549,606

Components of accumulated other comprehensive income, December 31, 2007

Unrealized losses on temporary investments	$(19,852)
Unrealized gains on investments in public company shares	993,058
Unrealized losses on the Company’s Africo share receivable	(423,600)

$549,606

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

12.	INCOME TAXES

Current income tax payable in the amount of $74,000 represents an estimated current liability of the Company’s wholly-owned subsidiary, 1304850 Ontario Inc.

A reconciliation of income taxes at statutory rates is as follows:

	2007		2006		2005
	$		$		$

Net loss for the year, before taxes		(2,232,941)		(4,113,320)		(4,688,227)

Expected income recovery		(761,879)		(1,292,438)		(1,290,219)
Net adjustment for current, deductible and non-deductible amounts		196,737		146,055		146,055
Unrecognized benefit of future tax assets		548,582		820,983		100,221
Income taxes (recoveries)		(16,560)		(325,400)		(1,043,943)

The significant components of the Company’s future income tax assets are as follows:

	2007		2006
		$	$

Future income tax (liabilities) assets:
Net mineral property carrying amounts in excess of tax pools	(16,123,332)			(1,682,926)
Equipment tax pools in excess of carrying value	36,467			69,602
Non-capital loss carryforwards	3,785,271			3,780,837
	(12,301,594)			2,167,513
Valuation allowance	(2,472,694)			(2,167,513)
Net future tax (liabilities) assets	(14,774,288)			-

The Company has non-capital losses of approximately $12 million (2006 - $11 million, 2005 - $8 million), which are available to reduce future taxable income in Canada and which expire between 2008 and 2027.  Subject to certain restrictions the Company also has mineral property expenditures of approximately $11 million (2006 – $11 million, 2005 - $17 million) available to reduce taxable income in future years.  The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

13.	RELATED PARTY TRANSACTIONS

During 2007, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $913,422 (2006 - $850,890; 2005 - $379,857), including amounts paid or accrued by the Company’s former subsidiary, Toquima, amounting to $nil (2006 - $nil; 2005 - $28,807). The fees are recorded within professional expenses, McEwen financing costs, mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2007, this law firm is owed $nil (2006 - $10,000; 2005 - $9,884).  These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates.  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement.  Paragon shares offices and office expenses with Rubicon and at the prior year end, had two common directors and shared the CFO and office support staff.  In addition, the CEO of Paragon provided management services to Rubicon on a part time basis up until December 31, 2007.  Transactions in 2007 and outstanding balances with Paragon included the following:

(a)
As at December 31, 2007, Paragon owed the Company $76,049 (2006 - $252,350). As at December 31, 2007, the Company owes Paragon $6,574 (2006 - $65,952) for expense reimbursements. The Paragon receivable is included in amounts receivable after setting off the payable amount.

13.	RELATED PARTY TRANSACTIONS (continued)

(b)          Rubicon Plan of Arrangement

Rubicon transferred mineral properties with a book value of $6.9 million and office equipment with a book value of $15,900 to Paragon pursuant to the plan of arrangement.  In addition, Paragon became obligated to honour a pro-rata share of each pre-plan option and warrant.

(c)          NRD Agreement

Pursuant to an agreement with Paragon, the Company agreed to transfer to Paragon, the following proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow)
15,000 shares of Landmark Minerals Inc. due as option payments on 2 other properties.

All the above transactions with Paragon were in the normal course of business and were recorded at fair values except the plan of arrangement transfer which was recorded at book value.

14.           COMMITMENTS

a)
Pursuant to the McEwen agreement (see note 2) the Company became committed to spend $5 million on exploration on its Red Lake properties by May 18, 2008, $5 million on its Alaska properties by May 18, 2009 and $500,000 on its Nevada properties by May 19, 2008.

b)	At December 31, 2007, the Company has $224,502 (2006 - $303,960) in remaining lease payments for the use of its Vancouver office to September, 2010.

c)
At December 31, 2007, the Company is committed to incur $9,984,996 (2006 - nil; 2005 - 112,497) in eligible exploration expenditures in order to complete obligations entered into pursuant to flow-through share purchase agreements.

d)
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

15.               SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the fiscal year ended December 31, 2007, the Company issued 40,000,000 (2006 – 101,000; 2005 – 159,000) of its common shares at a value of $28,000,000 (2006 - $130,720; 2005 - $151,520) for mineral properties, and received common shares of other companies valued at $333,398 (2006 - $1,833,570; 2005 - $232,626) pursuant to the terms of property and joint venture agreements and shares received in the Toquima Plan of Arrangement. The Company has excluded from its investing cash flows $218,214 (2006 - $441,893; 2005 - $147,575) in accounts payable relating to mineral property costs.

	2007	2006	2005
During the year, the Company paid and received interest as follows:

Interest received	$794,476	$274,742	$69,128
Interest paid	$744	$10,949	$26,249

16.               COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

17.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

a)                    Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to maintain property rights (including property options) and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all maintenance and exploration costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

b)          Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the requirement that all such costs related to mineral properties generally be expensed as described in (a) above;  therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

c)          Investment in companies spun-off

Under US GAAP certain elements of the warrants and options spun off pursuant to the POA transaction described in Note 2 would be accounted for differently from their treatment in these financial statements.  Specifically the Company would generally be required to present all assets acquired and liabilities assumed at their gross amounts, with no right of offset.  A significant liability would be recorded in respect to obligations related to transferred share purchase warrants, an amount included in equity under Canadian GAAP.  This liability was extinguished during 2007 as all warrants were exercised. Further, the Company would also record certain items in Operations and Other Comprehensive Income under US GAAP relating to certain fair value adjustments required to be made at December 31, 2006.

d)          Other investments

Since January 1, 2007, there has been no difference in accounting for changes in value of other investments which consists of the shares of public companies. Under both, the Companies application of CICA Standard 3855 and US SFAS 115, these investments, held by the Company, are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Shareholders’ Equity.  Prior to January 1, 2007, under Canadian GAAP, no write-down to market values was required if an investment was considered by management to be held for the long-term, unless there had been an other-than-temporary decline in the value of that investment.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

17.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTINGPRINCIPLES (GAAP)                                                     (continued)

The impact of these differences in respect to these financial statements is quantified below as they apply to financial statement line items

Balance Sheets	Note reference	2007		2006		2005
			$		$	$

Investments - companies spun off - Canadian GAAP		439,629		2,147,933			-
Net fair value and related adjustments	(c)	118,675		1,212,538			-
Investment incompanies spun off - US GAAP		558,304		3,360,471			-

Other investments - Canadian GAAP		2,637,877		1,435,227			6,546,411
Mark-to-market adjustment	(d)	-		512,998			(10,562)
Other investments - US GAAP		2,637,877		1,948,225			6,535,849

Mineralproperty costs - Canadian GAAP		66,157,058		15,712,278			22,961,644
Mineralproperty costs expensed under US GAAP	(a)	(22,780,431)		(15,712,278)			(22,961,644)
Mineralproperty costs - US GAAP		43,376,627		-			-

Other liabilities - Canadian GAAP		-		-			-
Aggregate liabilities assumed on spin-off transaction	(c)	270,619		3,157,297			-
Other liabilities - US GAAP		270,619		3,157,297			-

Flow-through share tax liability – Canadian GAAP		-		-			-
Future tax related to premium on flow-through financing	(b)	1,789,652		-			-
Flow-through share tax liability – US GAAP		1,789,652		-			-

Share capital - Canadian GAAP		103,572,229		47,991,901			45,610,692
Previous years’ amounts included in income under US GAAP		-		(102,158)			(1,006,101)
Deferred tax benefit included in income under US GAAP	(d)	-		-			(140,000)
Adjustment to reverse entry forspin-off of Paragon assets	(a)	6,979,704		6,979,704			-
Adjustment to reclassify spin-off amounts as liabilities	(c)	-		(2,290,988)			-
Future tax related to premium on flow-through financing	(b)	(1,789,652)
Adjustment to reinstate Canadian GAAP FIT recoveryto share capital	(b)	-		477,400			1,043,943
Share capital – US GAAP		108,762,281		53,055,859			45,508,534

Contributed surplus - Canadian GAAP		3,082,261		2,547,075			2,623,780
Adjustment to reclassify a spin-off related amount	(c)	-		(309)			-
Contributed surplus - US GAAP		3,082,261		2,546,766			2,623,780

Opening deficit - Canadian GAAP		19,629,463		15,841,543			12,197,259
Net historical adjustments - US GAAP	(a)	23,016,331		22,859,486			18,809,393
Opening deficit - US GAAP		42,645,794		38,701,029			31,006,652

Accumulated other comprehensive income –CanadianGAAP		549,606		-			-
Adjustment to reflect net fair value measurementsat each year end.	(c), (d)	(89,373)		307,977			(10,562)
Accumulated other comprehensive income - US GAAP		460,233		307,977			(10,562)

17.          DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (GAAP)                                                     (continued)

Operations Statements	Note reference	2007		2006		2005
			$		$	$

Other miscellaneous income - Canadian GAAP		128,779		355,300			82,232
Adjustment to fair value certain spin-off related items	(c)	-		498,427			-
Other miscellaneous income - US GAAP		128,779		853,727			82,232

FIT recovery - Canadian GAAP		-		477,400			1,043,943
Adjustment to reinstate Canadian FIT recovery to sharecapital	(b)	-		(477,400)			(1,043,943)
FIT recovery under US GAAP		-		-			-

Stock-based compensation expense - Canadian GAAP		576,605		220,964			683,671
Adjustment to fair value certain spin-off related items	(c)	151,944		(53,132)			-
Stock-based compensation expense - US GAAP		728,549		167,832			683,671

Mineral property costs written off - Canadian GAAP		224,695		258,823			1,715,674
Under US GAAP such expenses not initially capitalized	(a)	(224,695)		(258,823)			(1,715,674)
Mineral property costs written off under US GAAP		-		-			-

Gain on disposition of Toquima underCanadian GAAP		-		142,223			-
Amount considered a cost recovery under US GAAP	(a)	-		(142,223)			-
Gain on disposition of Toquima underUS GAAP		-		-			-

Mineral property costs expensed - Canadian GAAP		189,027		236,278			283,391
Under Canadian GAAPpolicy such costs initially deferred	(a)	6,879,126		(153,062)			4,861,824
Net mineral property costs expensed – US GAAP		7,068,153		83,216			5,145,215

The following is comparative disclosure of the application of US GAAP as described above to certain other line items in these consolidated financial statements:

	2007		2006		2005
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$	$	$
Total assets	101,017,670	78,355,914	31,885,579	17,898,837	33,320,369	10,358,726
Total liabilities	15,659,418	17,719,689	976,066	4,133,363	927,440	927,440
Total shareholders’ equity	85,358,252	60,636,225	30,909,513	13,765,474	32,392,929	9,431,286
Net loss	2,216,381	9,022,756	3,787,920	3,444,099	3,644,284	7,694,377
Loss per share	0.02	0.08	0.05	0.05	0.06	0.13
Net cash flows to operating activities	1,534,976	8,603,129	3,324,531	4,391,498	3,274,434	8,973,732
Net cash flows to investing activities	21,118,988	14,050,834	3,855,447	193,929	9,714,134	3,359,596
Net cash flows from financing activities	30,211,592	30,211,592	11,603,155	9,008,604	8,857,223	8,201,983

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
(Stated in Canadian Dollars)

18.               SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2007:

a)
On February 5th, 2008 the Company granted 1,535,000 incentive stock options to directors, employees and contractors of the company at $1.04 per share, vesting over one year and expiring 5 years from the date of grant.

b)	Subsequent to the year end, the Company issued 10,000 shares pursuant to the exercise of employee stock options for proceeds of $7,400.

c)	Subsequent to the year end, Agnico-Eagle Mines Ltd. advised the Company that it was terminating its option on the DMC property and returning the property to the Company.